Pebble Partnership submits legal, policy, scientific arguments against federal overreach at Pebble

     EPA’s pre-emptive Section 404(c) process is unauthorized, unprecedented and unfounded

April 30, 2014 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that the Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has submitted a comprehensive response to the US Environmental Protection Agency’s letter of February 28, 2014, in which the federal agency announced it would initiate a regulatory process under Section 404(c) of the Clean Water Act (CWA) to determine whether to pre-emptively veto the Pebble Project, or whether and how to establish restrictions on its development. Although PLP has yet to propose a development plan for Pebble, EPA gave PLP until April 29, 2014 to “demonstrate that no unacceptable adverse effects to aquatic resources would result” from the project.

“What is absolutely clear is that EPA’s intent to undertake pre-emptive action under Section 404(c) to restrict development of the Pebble Project goes well beyond its statutory authority as established by Congress, and would have the effect of undermining the legitimate regulatory authority of the State of Alaska and the US Army Corps of Engineers,” said Pebble Partnership CEO Tom Collier. “As EPA itself has admitted, it is an unprecedented action. It will have far-reaching negative consequences for investment and job creation in this country by turning the federal permitting process on its head.” Collier points to an internal EPA memo that acknowledges taking proactive action to veto or restrict development at Pebble has “never been done before in the history of the CWA,” and will result in “immediate political backlash,” and “litigation.” The memo also indicates EPA’s ambition to vastly expand its authority, calling the Pebble precedent a “model of proactive watershed planning” that will allow it to undertake ‘zoning’ or ‘watershed planning’ over vast areas of state, private and tribal lands throughout the United States.

“The actions EPA is contemplating today go well beyond Pebble,” he said. “It is a precedent that will be leveraged by environmental activist groups and will have a chilling effect on investment and job creation throughout the country. Congress never intended to grant EPA the authority to undertake proactive watershed zoning over broad areas of state and private lands when it passed the Clean Water Act, yet that is exactly what is happening here.” PLP’s submission argues that EPA’s Bristol Bay Assessment (An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay Alaska, January 2014) provides an insufficient scientific foundation for regulatory decision making. This is the case because PLP has not yet submitted a proposed development plan for Pebble, such that the mine scenarios presented in the Assessment are speculative, do not employ modern mine engineering and environmental management practices and approaches, and entirely overlook compensatory mitigation for unavoidable effects on aquatic habitat and wetlands.

Most importantly, the scientific inputs used and analyses undertaken in the Assessment are of substantially lower quality, less comprehensive and less definitive than the inputs and analyses to be employed as part of an Environmental Impact Statement (EIS) process under the National Environmental Policy Act (NEPA). This fact is acknowledged by EPA’s own scientists.

“Despite three years of study, EPA hasn’t quantified any impact of any of its speculative mine scenarios on any fishery in Bristol Bay,” Collier said. “On that basis alone, EPA simply hasn’t demonstrated that mineral development at Pebble will have an unacceptable adverse effect on the region’s fisheries, and so doesn’t have the regulatory authority to veto future development.” Finally, Northern Dynasty has submitted information received via Freedom of Information Act (FOIA) requests to the office of the EPA Inspector General which suggests the federal agency had a pre-determined outcome for the Bristol Bay Assessment, and had planned a veto of the Pebble Project under Section 404(c) of the Clean Water Act as far back as 2008. The Inspector General is expected to announce whether it will launch an investigation into EPA and its actions with respect to Pebble this spring.

PLP is calling on EPA to suspend its Section 404(c) regulatory process, to wait for the submission of a proposed development plan for Pebble and to participate fully in the NEPA permitting process to come. Not only will this result in a more comprehensive, transparent, inclusive and definitive project review, EPA will also retain its authority to veto the Pebble Project in future if it fails to adequately protect regional fisheries.

“It’s time to stop the madness,” Collier said. “NEPA is among the most admired and emulated environmental protection and regulatory processes in the world. EPA should stand down and let that process work for Pebble, with the full knowledge that no environmental harm can occur in the interim.” To view the Pebble Partnership’s April 29, 2014 submission to EPA in its entirety, visit www.northerndynastyminerals.com/ndm/Pebble_Bristol_Bay_Watershed_Assessment.asp.

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A 2013 study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. The IHS Global Insight study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO
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Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.